Section 16(a) Beneficial Ownership Reporting Compliance


	Directors and officers of the Fund and certain of its affiliates and beneficial owners of more than 10% of the Fund's common stock are required to file initial reports of ownership and reports of changes in ownership of the Fund's common stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended. The Fund has reviewed such reports received by it and written representations of such persons who are known by the Fund, and based solely upon such review, the Fund believes that during the year ended December 31, 2006 all such reports were timely filed, except for Mr. Bilkie who filed his Form 3 late in connection with becoming a Director.